February 7, 2014

VIA EDGAR

Anne Nguyen Parker, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3720

Re:	Syntroleum Corporation

Annual Report on Form 10-K

Filed March 15, 2013

Current Report on Form 8-K

Filed December 18, 2013

File No. 1-34490

Ladies and Gentlemen:

Syntroleum Corporation (the “Company,” “Syntroleum,” “we” or “our”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 27, 2014, relating to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Commission on March 15, 2013 (the “Form 10-K”) and (ii) Current Report on Form 8-K, filed with the Commission on December 18, 2013.

We are concurrently filing via EDGAR Amendment No. 1 to the Form 10-K (“Amendment No. 1”), revised to reflect our responses to the comments received from the Staff. For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and our responses thereto.

Annual Report on Form 10-K filed March 15, 2013

Business, page 2

1.	We note your response to our prior comment one of our letter dated November 27, 2013 and reissue the comment. In the business section, please disclose that two customers made up 97% of revenues in 2012 and 99% in 2011, and include the names of the customers. In addition, please file your agreement with the customer that has provided you with approximately $6.5 million in technical services revenue over the past three years. Refer to Item 601 of Regulation S-K. Finally, please expand your risk factors to discuss your dependence on these customers.

Response

In response to the Staff’s comment, the Company has included disclosure regarding the fact that two significant customers accounted for 97% of the Company’s revenues in 2012 and 99% of the Company’s revenues in 2011, and has disclosed the names of these customers. Also in response to the Staff’s comment, the Company has expanded its risk factors to provide additional disclosure regarding its dependence on the above-referenced customers. In addition, the Company has filed its current agreement with Sasol (USA) Corporation, an affiliate of Sasol Technology (Pty) Ltd., one of the above-referenced customers, as Exhibit 10.46 to the Form 10-K. The Company respectfully submits that its historical agreement with Sasol Technology (Pty) Ltd. is not material to investors as that agreement terminated on March 1, 2013 in connection with the Company’s sale of its pilot plant to Sasol (USA) Corporation.

Management’s Discussion & Analysis, page 15

2.	We note your response to our prior comment two. Please expand your MD&A to provide readers with information necessary to an understanding of your financial condition, changes in financial condition, and results of operations. Refer to Item 303 of Regulation S-K and SEC Release 33-8350 (Nov. 29, 2003). For example, discuss in detail the economic conditions that compelled the Dynamic Fuels plant to be placed in standby mode. Expand your MD&A to explain why you recognized $9 million in earned deferred income from expired one-time license agreements and $3.7 million in previously unrecognized technical services revenue from Dynamic Fuels in 2012 and not in prior fiscal periods.

Response

In response to the Staff’s comment, the Company has included disclosure regarding the economic factors that resulted in the Dynamic Fuels plant being placed in stand-by mode following the completion of maintenance in December 2012. Also in response to the Staff’s comment, the Company has included disclosure regarding the timing of its recognition of deferred license income and previously-unrecognized technical services revenue.

Current Report on Form 8-K filed December 18, 2013

Item 9.01

3.	Please note that Item 6.01(b)(2) of Regulation S-K requires the filing of all schedules containing information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document. In this regard, please file the omitted schedules to the asset purchase agreement filed as Exhibit 2.1.

Response

In response to the Staff’s comment and in accordance with Item 601(b)(2) of Regulation S-K, the Company respectfully submits that the Company does not believe that the schedules to the asset purchase agreement contain information that is material to an investment decision and that is not otherwise disclosed in the asset purchase agreement or the Company’s proxy statement relating to the transactions contemplated by the asset purchase agreement, which is included in the Registration Statement on Form S-4 filed by Renewable Energy Group, Inc. with the Commission on January 14, 2014 (File No. 333-193345). The Company agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (918) 764-3404 with any questions

Very truly yours,

By:	/s/ Karen L. Power
Name: Karen L. Power
Title: Senior Vice President & Principal Financial Officer